DERMIRA, INC.

275 Middlefield Road, Suite 150

Menlo Park, CA 94025

August 3, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Daniel Greenspan Jeffrey P. Riedler Preston Brewer

Re:	Dermira, Inc. Form S-1 Registration Statement on Form S-1 (File No. 333-205907) filed July 28, 2015, as may be amended

Ladies and Gentlemen:

Requested Date:  August 5, 2015

Requested Time:  4:00 PM Eastern Time

Ladies and Gentlemen:

Dermira, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael A. Brown or Katherine K. Duncan, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432, or in his absence, Ms. Duncan at (650) 335-7132.

Sincerely,

DERMIRA, INC.

By:	/s/ Andrew K. Guggenhime
Name:	Andrew K. Guggenhime
Title:	Chief Operating Officer and Chief Financial Officer

cc:                                Michael A. Brown, Esq.

Katherine K. Duncan, Esq.

Fenwick & West LLP

August 3, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:  Daniel Greenspan

Jeffrey P. Riedler

Preston Brewer

Re:                             Dermira, Inc.

Registration Statement on Form S-1 (File No. 333-205907)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that the participating underwriters estimate that 910 copies of the Preliminary Prospectus, which is expected to be dated August 4, 2015, will be distributed to prospective underwriters, institutional investors and prospective dealers on August 4, 2015.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Wednesday, August 5, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

LEERINK PARTNERS LLC

COWEN AND COMPANY, LLC

GUGGENHEIM SECURITIES, LLC

As representatives of the

Prospective Underwriters

By:	Leerink Partners LLC

By:	/s/ Jon Civitarese
Name: Jon Civitarese
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

By:	Guggenheim Securities, LLC

By:	/s/ Shiv Taylor
Name: Shiv Taylor, MD
Title: Managing Director